Filed pursuant to Rule 433
Registration No. 333-167479

KKR Financial Holdings LLC

Pricing Term Sheet

Date: November 7, 2011

Issuer:	KKR Financial Holdings LLC

Security Description:	8.375% Senior Notes due 2041 (the “Notes”)

Principal Amount:	$225,000,000

Over-allotment Option:	$33,750,000

Trade Date:	November 7, 2011

Settlement Date:	T+5; November 15, 2011

Maturity Date:	November 15, 2041

Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, beginning February 15, 2012

Coupon (Interest Rate):	The Notes will bear interest from November 15, 2011 at the rate of 8.375% per year, payable quarterly in arrears.

Public Offering Price:	$25 per Note

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Listing:	The Issuer intends to list the Notes on the New York Stock Exchange and expects trading in the Notes to begin within 30 days after the Notes are first issued.

Use of Proceeds:

The net proceeds from the sale of the Notes are estimated to be approximately $217,981,788* (or approximately $250,668,663* if the underwriters exercise their overallotment option in full) after deducting the underwriters’ discount but before estimated expenses. The Issuer intends to use a portion of the net proceeds to repurchase or repay a portion of its existing senior indebtedness, with the remaining proceeds to be used for general corporate purposes.

CUSIP/ISIN:	48248A405 / US48248A4058

Anticipated Ratings**:	BBB- (Stable) (S&P) / BBB (Stable) (Fitch)

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	KKR Capital Markets LLC

RBC Capital Markets, LLC

*                Reflects sales to certain institutions as described in footnote 2 to the cover page of the Preliminary Prospectus Supplement dated November 7, 2011.

**         Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.